Exhibit 99.2
OFFICER’S CERTIFICATE
I, Karen Montbach, a Managing Director of Citibank, N.A. (the “Company”), hereby certify, with respect to the Standard Indenture Terms, dated as of February 16, 2006, as replaced by the Standard Indenture Terms, dated as of November 21, 2007, which are incorporated by reference into the Indenture entered into by each Principal Life Income Fundings Trust and the Company, as paying agent, calculation agent, indenture trustee and registrar (the “Agreement”), the following:
1. A review of the Company’s activities as paying agent, calculation agent, indenture trustee and registrar as of and for the period ending December 31, 2007 and its performance under the Agreement has been made under my supervision.
2. To the best of my knowledge, based on such review and other than as identified on Schedule A hereto, as of and for the period ending December 31, 2007, the Company has fulfilled all of its obligations under the Agreement in all material respects throughout the reporting period.
This statement is given by the undersigned as an authorized officer of the Company and not in the undersigned’s individual capacity.
Date: February 29, 2008

Citibank, N.A.
By:	/s/ Karen Montbach
	Name:	Karen Montbach
	Title:	Managing Director

Schedule A
1.	With respect to certain remittances during the reporting period, amounts due to investors were not allocated and remitted in accordance with the timeframes, distribution priority and other terms set forth in the transaction agreements.

2.	With respect to certain disbursements during the reporting period, the disbursements were not posted to the investor records within two business days.